02043321

EXECUTED COPY

P.E.
7/18/02

JUL 18 2002

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 18, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED
JUL 23 2002
P
THOMSON
FINANCIAL

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

BBVA

TO THE SPANISH SECURITIES MARKET COMMISSION

NOTICE

"BBVA, S.A.", in accordance with the provisions of article 82 of the Spanish Securities Market Act, hereby reports the following:

BBVA has submitted to Madrid's Central Trial Court No. 5 (*Juzgado Central de Instruccion no. 5)* of the High Court (*Audencia Nacional*) -- in connection with of the investigatory proceedings being carried out by said court (Process Number 251/2002) and previously reported by BBVA on March 22 and April 9 of this year -- the results of an audit performed by BBVA in order to identify whether there existed structures at its Jersey subsidiaries which were not part of BBVA's consolidated financial statements, other than those described in the inspection report of the Bank of Spain, dated March 11, 2002, which gave rise to the court's proceedings. After completing the audit, the following conclusions have been reached:

1) Since 1995, no financially significant corporate structure has existed that has not been consolidated, and its assets and liabilities therefore reflected, in BBVA's financial statements. At present, there are no entities managed in Jersey and ultimately owned by BBVA, that has assets or liabilities which are not integrated in the Group's consolidated accounting system.

2) A structure has been identified which was maintained outside of the Group's accounting system and initially received a contribution of 39.6 million dollars in 1979. It has not been possible to identify the origin of these funds. From the information available, it can be inferred that, in general, during the period between 1980 and 1995, the initial contribution and revenue generated by it were reintegrated through various means into the Group's accounting system and reflected in its consolidated financial statements.

3) The entities which were part of this structure were:

   a) Blaye Investments. This company received the above-mentioned initial funds and during 1980 through 1992 made transfers in payment of commissions to Group companies in amounts which aggregated to a substantial portion of the principal amount of the initial contribution and revenue generated by it. In 1986, it also transferred part of the initial funds to another company Catya Investments, described below, and to two trusts which were relatively insignificant (62,000 GBP) and were dissolved in 1983 and 1995. Between 1986 and 1988 it transferred 1.9 million US dollars to the company ALICO. It has not been possible to establish the purpose of these transfers. Blaye Investments was dissolved in 1994.

b) Catya Investments. In 1986, with funds contributed by Blaye, this company purchased a building in Rome for 3.5 million US dollars, which it later rented, *inter alia*, to Banco de Bilbao. In 1993 it sold the building and the sale proceeds were integrated into the Group as payments of commissions or repayments of transactions previously written-off.

4) Since 1995, the only structure which remained in place was Catya Investments, with its activity being limited to receiving refunds of taxes previously paid to the Italian Tax Authorities in connection with the sale of the building in Rome. These funds were integrated into the Group's consolidated financial statements. The company Catya has been consolidated into BBVA's consolidated Group's financial statements as of June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 18, 2002

By: ______________________

Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.